UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 November 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TPG and unions agree new collective labour agreement, 25 November 2004

TPG, the largest private sector employer in the Netherlands, and the negotiators for the trade unions ABVAKABO FNV, BVPP, CNV Publieke Zaak and VPP have reached an agreement on a new collective labour agreement.

This collective labour agreement has a term of one year (1 May 2004 through to 1 May 2005) and covers around 65,000 employees of TPG in the Netherlands. As part of the arrangements it was agreed that employees of TPG Post, TNT and TPG head office in the Netherlands will receive a payment of € 500 gross if the sick leave level will be lower than 4.6 percent. At the end of last year, this percentage had decreased to 5%.

The trade unions will present the agreement to their members for approval with a positive advice.

With its two brands TNT and Royal TPG Post, TPG N.V. is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries.  For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 26 November 2004